EXHIBIT 17.1

T.M. Wittenschlaeger
12021 Wilshire Blvd., #163
Los Angeles, CA 90025

May 14, 2012

Via U.S. Mail and Electronic Mail

Kurt Busch
Chief Executive Officer
Lantronix, Inc.
167 Technology Drive
Irvine, CA 92618, USA

Re: Resignation of Board Seat

Dear Kurt:

Congratulations on a simply outstanding quarter! You and your team have done an exceptional job in returning Lantronix to a position where the company generates substantial cash from operations and is approaching GAAP profitability. Nicely done!

We spoke some time ago about my current schedule constraints. In additional to finding myself amidst a comprehensive corporate restructuring and accompanying transaction at Keyon, I have additionally been tasked with a product development kickoff of a next generation core network product for NantCloud and the National Lambda Rail. These demands have stressed my schedule to the point where I will not have the capacity to credibly support additional outside commitments.

Accordingly, I hereby tender my resignation as a member of Lantronix’s Board, as Chairman of the nominating and governance committee, as Chairman of the Board and as an independent member of any committee of the Board, effective upon presentation at the 14 May 2012 regular Board meeting. It has been my pleasure and a privilege to serve Lantronix, your team, and the shareholders over a period of substantial transition and repositioning. I am pleased and proud of what we together have been able to accomplish over the past year. I am confident that Lantronix now finds itself well positioned to focus on topline growth, new products, achievement of GAAP profitability and the fortification of the Company’s intellectual property portfolio, all outcomes benefitting our shareholders.

I wish you, your team, and our constituents nothing but success and prosperity in the years to come. It has been a privilege to work with your fine team and to be a steward of our shareholder’s trust.

With kind regards, /s/ Thomas M. Wittenschlaeger Thomas M. Wittenschlaeger